EXHIBIT 12
ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	(Unaudited)
millions except ratio amounts	2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes	$(1,688)	$(3,829)	$(9,689)	$54	$2,106
Equity (income) adjustment	(148)	(120)	(86)	(119)	(64)
Fixed charges	1,397	1,337	1,240	1,245	1,173
Amortization of capitalized interest	111	82	74	61	46
Distributed income of equity investees	171	141	105	121	25
Capitalized interest	(71)	(132)	(164)	(201)	(263)
Preference security dividend requirements of consolidated subsidiaries	(52)	(105)	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11)	(11)	(21)	(14)	(11)
Total Earnings	$(291)	$(2,637)	$(8,541)	$1,147	$3,012
Interest expense including capitalized interest	1,058	1,043	990	974	930
Interest expense included in other (income) expense	64	49	37	36	37
Estimated interest portion of rental expenditures	223	140	213	235	206
Preference security dividend requirements of consolidated subsidiaries	52	105	—	—	—
Total Fixed Charges	$1,397	$1,337	$1,240	$1,245	$1,173
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$1,397	$1,337	$1,240	$1,245	$1,173
Ratio of Earnings to Fixed Charges	*	*	*	*	2.57
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	*	*	*	*	2.57
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*	Anadarko’s earnings did not cover total fixed charges by $1,688 for 2017, $3,974 for 2016, $9,781 million for 2015, and $98 million for 2014.

       These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, interest capitalized during the year, and preference security dividend requirements of consolidated subsidiaries. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.